Exhibit 99.1

News Release
For Immediate Release

D. Medical Subsidiary, NextGen Biomed, Enters into a Definitive Agreement for the
Acquisition of ClearPath and Innosense

Tirat Carmel, Israel – January 2, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that, further to its press release of November 1, 2010, its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen"), has entered on December 31, 2010 into a definitive agreement (the "Agreement") for the acquisition of the shares of ClearPath Ltd and Innosense Ltd, two privately held Israeli companies engage in the functional food and beverage industry (the "Acquired Companies").

Subject to certain conditions precedent and subsequent, NextGen will acquire the shares of the Acquired Companies in exchange for the issuance of shares of NextGen constituting 76.3% of the issued and outstanding share capital of NextGen after the issuance. In addition, options to purchase shares of the Acquired Companies will be substituted by options to purchase shares of NextGen.  Upon consummation of this transaction, D. Medical, which currently holds 57.6% of the share capital of NextGen on a fully diluted basis (not including treasury shares), will hold 13.5% of the share capital of NextGen on a fully diluted basis (not including treasury shares and options to be granted as a finder's fee). The Agreement was executed by NextGen, Innosense Ltd. and its shareholders, and ClearPath Ltd. and shareholders holding 82% of its shares (while the remaining shareholders have the right to join the Agreement; and the shareholders who have executed the Agreement have undertaken to exercise their "bring along" right, to the extent available to them).

NextGen has engaged an independent appraiser to conduct a valuation of the Acquired Companies (the "Valuation") and the Acquired Companies are obligated to provide NextGen with their final financial statements for the periods ended December 31, 2009 and September 30, 2010, and with additional information as requested by NextGen, prior to consummation of the transactions contemplated by the Agreement. Under certain circumstances, NextGen may resolve to terminate the Agreement at its discretion after such information is presented to it. Among other things, the Acquired Companies' financial statements for the period ended September 30, 2010 must not include a "going concern" comment based on the Acquired Companies' business plans presented for the purpose of the Valuation. In addition, the consummation of the transactions contemplated by the Agreement is subject to the occurrence until February 28, 2011 of other conditions precedent, including: (a) the approval of NextGen's general meeting of shareholders; and (b) the receipt of a pre-ruling from the Israeli tax authority, providing for the postponement of the tax liability of the Acquired Companies' shareholders. Upon execution of the Agreement, D. Medical has undertaken to vote for the approval of the transactions contemplated by the Agreement at the general meeting of shareholders convened for such purpose.

Furthermore, the acquisition of the Acquired Companies will not be consummated if: (a) the value of the Acquired Companies, based on the Valuation is less than NIS 80 million (approximately US$22 million); or (b) NextGen's cash and cash equivalents less current liabilities on the closing date are less than NIS 3.4 million (approximately US$1 million); or (c) the Acquired Companies' equity (together) on the closing date is negative.

"The completion of this transaction is expected to be truly a win-win for D. Medical and NextGen.  It would allow us to invest all of our resources towards the successful launch of our diabetes treatment and drug delivery products into our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing in 2011.  At the same time, it would position NextGen, in which we are maintaining a continuing ownership stake, on an exciting new path of its own," said Efri Argaman, D. Medical's Chief Executive Officer.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http:www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to the occurrence or non-occurrence of the conditions precedent and subsequent of the NextGen transaction as described above. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the status and business of the Acquired Companies, the numerous conditions precedent and subsequent of the NextGen transaction, the impact of general economic conditions and so forth. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il